

Mail Stop 3561

September 11, 2015

Keith Rosenbaum
Chief Financial Officer
EMAV Holdings, Inc.
1900 Main Street, #300
Irvine, California 92614

      Re: EMAV Holdings, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed on April 24, 2015
      File No. 000-53492

Dear Mr. Rosenbaum:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Lyn Shenk

                     Lyn Shenk
                     Branch Chief
                     Office of Transportation and Leisure